EXHIBIT 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
Celestial Power Group Limited	British Virgin Islands
Primega Construction Engineering Co. Limited	Hong Kong
DirectAI Technology Co., Limited	Hong Kong
DirectBooking Technology PTE. Ltd.	Singapore
Beijing Direct Booking Technology Co., Ltd.	PRC